

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2023

Joshua Goldstein
General Counsel and Secretary
Masterworks Vault 2, LLC
225 Liberty Street, 29th Floor
New York, New York 10281

> **Re: Masterworks Vault 2, LLC**
> **Post-Qualification Amendment to Offering Statement on Form 1-A**
> **Filed September 15, 2023**
> **File No. 024-12271**

Dear Joshua Goldstein:

This is to advise you that we do not intend to review your amendment.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alyssa Wall at 202-551-8106 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services